UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

BrainsWay Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.04 per share
American Depository Shares, each representing two Ordinary Shares

(Title of Class of Securities)

10501L106(1)

(CUSIP Number(s))

  Antonio J. Gracias

320 North Sangamon Street, Suite 1200,

Chicago, IL 60607

(312) 683-1900

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 5, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	The CUSIP reflected is for the American Depositary Shares of the Issuer.

CUSIP No.	10501L106

1.	Names of Reporting Persons. Valor BrainsWay Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	—
	8.	Shared Voting Power:	7,207,490(1)
	9.	Sole Dispositive Power:	—
	10.	Shared Dispositive Power:	7,207,490(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,207,490(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 17.8%
14.	Type of Reporting Person (See Instructions): OO

(1)	Amount reflects Ordinary Shares represented by ADSs, consisting of (i) 2,103,745 ADSs, representing 4,207,490 Ordinary Shares and (ii) warrants to purchase 1,500,000 ADSs, representing 3,000,000 Ordinary Shares.

CUSIP No.	10501L106

1.	Names of Reporting Persons. Valor Siren Ventures II L.P. Valor Siren Partners II-A L.P. Valor Siren Partners II-B L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	—
	8.	Shared Voting Power:	7,207,490(1)
	9.	Sole Dispositive Power:	—
	10.	Shared Dispositive Power:	7,207,490(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,207,490(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 17.8%
14.	Type of Reporting Person (See Instructions): PN

(1)	Amount reflects Ordinary Shares represented by ADSs, consisting of (i) 2,103,745 ADSs, representing 4,207,490 Ordinary Shares and (ii) warrants to purchase 1,500,000 ADSs, representing 3,000,000 Ordinary Shares.

CUSIP No.	10501L106

1.	Names of Reporting Persons. Valor SV Associates II L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	—
	8.	Shared Voting Power:	7,207,490(1)
	9.	Sole Dispositive Power:	—
	10.	Shared Dispositive Power:	7,207,490(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,207,490(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 17.8%
14.	Type of Reporting Person (See Instructions): HC

(1)	Amount reflects Ordinary Shares represented by ADSs, consisting of (i) 2,103,745 ADSs, representing 4,207,490 Ordinary Shares and (ii) warrants to purchase 1,500,000 ADSs, representing 3,000,000 Ordinary Shares.

CUSIP No.	10501L106

1.	Names of Reporting Persons. Valor SV Capital II LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	—
	8.	Shared Voting Power:	7,207,490(1)
	9.	Sole Dispositive Power:	—
	10.	Shared Dispositive Power:	7,207,490(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,207,490(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 17.8%
14.	Type of Reporting Person (See Instructions): HC

(1)	Amount reflects Ordinary Shares represented by ADSs, consisting of (i) 2,103,745 ADSs, representing 4,207,490 Ordinary Shares and (ii) warrants to purchase 1,500,000 ADSs, representing 3,000,000 Ordinary Shares.

CUSIP No.	10501L106

1.	Names of Reporting Persons. Valor Management L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	—
	8.	Shared Voting Power:	7,207,490(1)
	9.	Sole Dispositive Power:	—
	10.	Shared Dispositive Power:	7,207,490(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,207,490(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 17.8%
14.	Type of Reporting Person (See Instructions): HC

(1)	Amount reflects Ordinary Shares represented by ADSs, consisting of (i) 2,103,745 ADSs, representing 4,207,490 Ordinary Shares and (ii) warrants to purchase 1,500,000 ADSs, representing 3,000,000 Ordinary Shares.

CUSIP No.	10501L106

1.	Names of Reporting Persons. Valor Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	—
	8.	Shared Voting Power:	7,207,490(1)
	9.	Sole Dispositive Power:	—
	10.	Shared Dispositive Power:	7,207,490(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,207,490(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 17.8%
14.	Type of Reporting Person (See Instructions): IA

(1)	Amount reflects Ordinary Shares represented by ADSs, consisting of (i) 2,103,745 ADSs, representing 4,207,490 Ordinary Shares and (ii) warrants to purchase 1,500,000 ADSs, representing 3,000,000 Ordinary Shares.

CUSIP No.	10501L106

1.	Names of Reporting Persons. Valor Funds Group LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	—
	8.	Shared Voting Power:	7,207,490(1)
	9.	Sole Dispositive Power:	—
	10.	Shared Dispositive Power:	7,207,490(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,207,490(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 17.8%
14.	Type of Reporting Person (See Instructions): HC

(1)	Amount reflects Ordinary Shares represented by ADSs, consisting of (i) 2,103,745 ADSs, representing 4,207,490 Ordinary Shares and (ii) warrants to purchase 1,500,000 ADSs, representing 3,000,000 Ordinary Shares.

CUSIP No.	10501L106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jonathan Shulkin
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	536,494(1)
	8.	Shared Voting Power:	7,207,490(2)
	9.	Sole Dispositive Power:	536,494(1)
	10.	Shared Dispositive Power:	7,207,490(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,743,984
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 19.1%
14.	Type of Reporting Person (See Instructions): IN

(1)	Amount reflects Ordinary Shares represented by ADSs.
(2)	Amount reflects Ordinary Shares represented by ADSs, consisting of (i) 2,103,745 ADSs, representing 4,207,490 Ordinary Shares and (ii) warrants to purchase 1,500,000 ADSs, representing 3,000,000 Ordinary Shares.

CUSIP No.	10501L106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Antonio Gracias
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power:	487,000
	8.	Shared Voting Power:	7,207,490(1)
	9.	Sole Dispositive Power:	487,000
	10.	Shared Dispositive Power:	7,207,490(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,694,490
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 19.0%
14.	Type of Reporting Person (See Instructions): IN

(1)	Amount reflects Ordinary Shares represented by ADSs.
(2)	Amount reflects Ordinary Shares represented by ADSs, consisting of (i) 2,103,745 ADSs, representing 4,207,490 Ordinary Shares and (ii) warrants to purchase 1,500,000 ADSs, representing 3,000,000 Ordinary Shares.

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the Ordinary Shares, par value NIS 0.04 per share (the “Ordinary Shares”) of BrainsWay Ltd., an Israel corporation (the “Issuer”), and American Depository Shares (the “ADSs” and together with Ordinary Shares, the “Shares”), each representing two (2) Ordinary Shares and represented by American Depositary Receipts (“ADRs”). The Issuer’s principal executive offices are located at 16 Hartum Street, RAD Tower, 14th floor, Har HaHotzum, Jerusalem, 9777516 Israel.

Item 2.	Identity and Background

(a)-(c) This Statement is being filed by:

1.	Valor BrainsWay Holdings, LLC (“Valor BrainsWay”),

2.	Valor Siren Ventures II L.P., Valor Siren Ventures II-A L.P. and Valor Siren Ventures II-A L.P. (the “Valor Funds”), which collectively hold a majority of the interests in Valor BrainsWay;

3.	Valor SV Associates II L.P. (“Valor SV Associates”), the general partner of the Valor Funds;

4.	Valor SV Capital II LLC (“Valor SV Capital”), the general partner of Valor SV Associates;

5.	Valor Management LP, the managing member of Valor SV Capital;

6.	Valor Management LLC, which serves as the manager of Valor BrainsWay;

7.	Valor Funds Group LLC, the general partner of Valor Management LP and managing member of Valor Management LLC;

8.	Jonathan Shulkin, a principal at Valor and an authorized officer of Valor BrainsWay; and

9.	Antonio Gracias, the managing member of Valor Funds Group LLC, the majority owner of Valor Management L.P. and Valor Funds Group LLC and an authorized officer of Valor BrainsWay.

Each of the forgoing entities and individuals are referred to herein as a “Reporting Person” and collectively as “Reporting Persons.” The principal business address of each Reporting Person is 320 N. Sangamon Street, Suite 1200, Chicago, IL 60607.

By virtue of their positions and relationships with certain of the foregoing Valor entities, and with respect to Mr. Shulkin his service on the board of directors of the Issuer, Messrs. Shulkin and Gracias may be deemed to share beneficial ownership over the shares held of record by Valor BrainsWay; however, each disclaims beneficial ownership of such shares for purposes of Sections 13(d) or 13(g) of the Act and the inclusion of such persons in this Schedule 13D shall not be construed as an admission that such persons are, for the purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D.

(d)-(e) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

(f) Each of the entity Reporting Persons is organized under the laws the State of Delaware. Messrs. Gracias and Shulkin are US citizens.

Item 3.	Source and Amount of Funds or Other Consideration

The ADSs and warrants held by Valor BrainsWay were acquired pursuant to a Securities Purchase Agreement, dated as of September 29, 2024, between Valor BrainsWay and the Issuer (the “Securities Purchase Agreement”), and the source of funds to acquire the securities was working capital from Valor BrainsWay’s members. Each of Messrs. Gracias and Shulkin acquired the ADSs over which each has sole voting and dispositive power with personal funds.

Item 4.	Purpose of Transaction

The ADSs were acquired for investment purposes based on Reporting Persons’ respective beliefs that the Shares represented an attractive investment opportunity. No Reporting Person has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur in connection with any of the actions set forth in the following paragraphs.

Acquisition of ADSs and Warrants

Pursuant to the Securities Purchase Agreement, on November 5, 2024 (the “Closing Date”) Valor BrainsWay acquired (i) 2,103,745 ADSs (representing 4,207,490 Ordinary Shares) at a purchase price of US$9.51 per ADS, and (ii) warrants (the “Warrants”) to purchase up to an additional 1,500,000 ADSs (representing up to 3,000,000 Ordinary Shares) at the same price (the “Exercise Price”).

The Warrants are exercisable at Valor BrainsWay option for 18 months following the Closing Date, provided, however, that during such 18-month period, if the Issuer’s ADS closing price for any thirty (30) consecutive trading days exceeds the Exercise Price by 40% or more, Valor BrainsWay will be required to fully exercise the Warrants in accordance with the terms therein within five (5) trading days. Valor BrainsWay may also exercise the Warrant, in whole or in part, at any time during the Exercise Period, by means of a “cashless exercise” according to the formula set forth in the Warrant.

Director Nomination Rights

As contemplated by the Securities Purchase Agreement and in accordance with the Issuer’s Articles of Association, as amended (“Articles of Association”), for so long as Valor BrainsWay beneficially holds, directly or indirectly, or together with Valor Affiliates (as defined in the Articles of Association), (i) at least 10% of the issued and outstanding share capital of the Issuer, Valor BrainsWay has the right to designate one nominee to the Issuer’s Board of Directors (the “Board”); and for so long as Valor BrainsWay beneficially holds, directly or indirectly, or together with Valor Affiliates, at least 20% of the issued and outstanding share capital of the Issuer, Valor BrainsWay shall have the right to designate an additional nominee (i.e., a total of two nominees) to the Board (the “Valor Designee(s))”.

Following approval at the Extraordinary General Meeting of Shareholders of the Issuer on November 4, 2024, Jonathan Shulkin currently serves as the Valor Designee on the Board until the next annual general meeting of the Issuer.

In the event any Valor Designee ceases to be a member of the Board for any reason (other than in connection with a reduction in the number of Valor Designees as a result of a decrease in Valor BrainsWay’s beneficial ownership, as provided in the Articles of Association), the Board is required to promptly appoint an alternate member of the Board designated by Valor to fill such vacancy and appoint such Valor Designee to all committees on which the prior Valor Designee served.

Registration Rights

Pursuant to the Registration Rights Agreement, dated as of September 29, 2024, between Valor BrainsWay and the Issuer, as amended by the First Amendment to Registration Rights Agreement, dated as of November 5, 2024 (as so amended, the “Registration Rights Agreement”), the Issuer must file a registration statement with the Securities and Exchange Commission to register the resale of the ADSs, including the ADSs issuable upon exercise of the Warrants and underlying Ordinary Shares (the “Registrable Securities”), not later than three (3) business days from the date the Issuer files its Annual Report on Form 20-F for the fiscal year ended December 31, 2024 (such deadline, the “Filing Date”). The Issuer must use its commercially reasonable efforts to cause such registration statement to be become effective as soon as reasonably practicable and in any event within 50 days of the Filing Date and to use reasonable best efforts to maintain the effectiveness of such resale registration statement until the earlier of the date when (a) all Registrable Securities have been sold by Valor BrainsWay and (b) all Registrable Securities are freely tradable under Rule 144 under the Securities Act of 1933, as amended, without limitation as to volume or manner of sale.

From time to time, the Reporting Persons may engage in discussions with representatives of the Issuer concerning the Reporting Persons’ investment in the Issuer, and may consult with and provide guidance to the Issuer’s executive management team with respect to the Issuer’s strategic initiatives. The Reporting Persons also may engage in discussions with representatives of the Issuer or other shareholders of the Issuer on matters of mutual interest, which may include discussions regarding the business and strategic direction of the Issuer.

The Reporting Persons may formulate plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions and valuations, subsequent developments affecting the Issuer, the general business and prospects of the Issuer, and other factors.

The Reporting Persons intend to continuously review their investment in the Issuer and intend to take any and all actions that they deem appropriate with respect to the performance of their investment. Depending on various factors including, without limitation, the general business and prospects of the Issuer, the Issuer’s financial position, market conditions, portfolio-management concerns, including liquidity and exposure preferences, conditions in the securities markets and general economic and industry conditions, such actions may include, without limitation, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment; making, alone or with others, proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), management or strategy; potential business combinations or dispositions involving the Issuer or its assets; proposals for improving the Issuer’s financial and/or operational performance; purchasing additional ADSs or selling some or all of their ADSs, or purchasing or selling Ordinary Shares directly; exercising the Warrants; or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

(a)-(b)	The responses of the Reporting Persons to Rows (7) through (11) of the cover pages of this Statement are incorporated herein by reference. Beneficial ownership of Shares over which Mr. Shulkin has sole voting and dispositive power are held through an entity of which he is the sole owner. The percent of class reported as beneficially owned on the cover pages of this Statement is based on 33,358,005 Ordinary Shares outstanding as of September 29, 2024 (as reported by the Issuer in its Proxy Statement for the Extraordinary General Meeting of Shareholders held on November 5, 2024 filed as Exhibit 99.1 to its Form 6-K filed on October 1, 2024) plus the securities issued to Valor BrainsWay under the Securities Purchase Agreement and is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(c)	Except for the acquisition of the ADSs by Valor BrainsWay as reported herein, none of the Reporting Persons has effected any transactions in the ADSs or Ordinary Shares during the past 60 days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information included in Item 4 is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description

99.1	Securities Purchase Agreement dated as of September 29, 2024 between Issuer and Valor BrainsWay (incorporated by reference to Exhibit 99.2 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on September 30, 2024).

99.2	Form of Warrant to Purchase American Depositary Shares (incorporated by reference to Exhibit 99.3 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on September 30, 2024)

99.3	Registration Rights Agreement dated as of September 29, 2024 between Issuer and Valor BrainsWay (incorporated by reference to Exhibit 99.4 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on September 30, 2024).

99.4	First Amendment to Registration Rights Agreement dated as of November 5, 2024 between Issuer and Valor BrainsWay (incorporated by reference to Exhibit 99.2 to the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 5, 2024)

99.5	Articles of Association of the Issuer, as amended (incorporated by reference to Exhibit A of the Notice of Extraordinary General Meeting included as Exhibit 99.1 to the Issuer’s Form 6-K with the Securities and Exchange Commission on October 1, 2024)

99.6	Joint Filing Agreement dated as of November 13, 2024 among the Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 13, 2024	Valor BrainsWay Holdings, LLC

	By:	/s/ Jonathan Shulkin
		Name:	Jonathan Shulkin
		Title:	Authorized Signatory

Valor Siren Ventures II L.P.

	By:	Valor SV Associates II L.P., its general partner

	By:	Valor SV Capital II LLC, its general partner

	By:	Valor Management L.P., its managing member

	By:	/s/ Antonio J. Gracias
		Name:	Antonio J. Gracias
		Title:	CEO

Valor Siren Ventures II-A L.P.

	By:	Valor SV Associates II L.P., its general partner

	By:	Valor SV Capital II LLC, its general partner

	By:	Valor Management L.P., its managing member

	By:	/s/ Antonio J. Gracias
		Name:	Antonio J. Gracias
		Title:	CEO

Valor Siren Ventures II-B L.P.

	By:	Valor SV Associates II L.P., its general partner

	By:	Valor SV Capital II LLC, its general partner

	By:	Valor Management L.P., its managing member

	By:	/s/ Antonio J. Gracias
		Name:	Antonio J. Gracias
		Title:	CEO

Valor SV Associates II L.P.

	By:	Valor SV Capital II LLC, its general partner

	By:	Valor Management L.P., its managing member

	By:	/s/ Antonio J. Gracias
		Name:	Antonio J. Gracias
		Title:	CEO

Valor SV Capital II LLC

By:	Valor Management L.P., its managing member

By:	/s/Antonio J. Gracias
	Name:	Antonio J. Gracias
	Title:	CEO

Valor Management L.P.

By:	/s/Antonio J. Gracias
	Name:	Antonio J. Gracias
	Title:	CEO

Valor Management LLC

By:	/s/Antonio J. Gracias
	Name:	Antonio J. Gracias
	Title:	CEO

Valor Funds Group LLC

By:	/s/Antonio J. Gracias
	Name:	Antonio J. Gracias
	Title:	Managing Member

/s/Jonathan Shulkin
Name:	Jonathan Shulkin

/s/Antonio J. Gracias
Name:	Antonio J. Gracias